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July     , 2005

Via EDGAR

Securities and Exchange Commission
Washington, D.C. 20449

Re:
Acceleration of Effectiveness of Registration Statement of Merge Technologies Incorporated Registration Statement on Form S-3; File Number 333-125603

Dear Sir or Madam:

        As counsel to Merge Technologies Incorporated, I hereby request acceleration of effectiveness of the Registration Statement filed on Form S-3 by Merge Technologies Incorporated to 5:00 p.m., Eastern Time, on July 11, 2005 or as soon thereafter as practicable.

        If you have any questions, please do not hesitate to call me at (414) 271-6560.

Sincerely,
MICHAEL BEST & FRIEDRICH LLP
Geoffrey R. Morgan